SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                                RICA FOODS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   762582-20-3
                                 (CUSIP Number)


                               ANTONIO ECHEVERRIA
                                    TERNERINA
                          HATILLO, CENTRO, de la UNIDAD
                          SANITARIA 500 metros al este
                              011 (506) 385 - 6943
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                FEBRUARY 27,1998
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1 (e), 240.13d-1 9f) or 240.13d-1(g), check
the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------

CUSIP No. 762582-20-3                                     Page 2 of 19 Pages
-------------------------------------------------------------------------------

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Comercial Angui, S.A.

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP#       (a) [ x ]
                                                                  (b) [   ]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY



--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO - Corporate Reorganization

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                           [   ]



--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Costa Rica

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
                           7    SOLE VOTING POWER                  -0-
   NUMBER OF SHARES        ----------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER              2,447,058
         EACH              ----------------------------------------------------
   REPORTING PERSON        9    SOLE DISPOSITIVE POWER             -0-
          WITH             ----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER         2,447,058

--------- ---------------------------------------------------------------------
   12     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,447,058
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [   ]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.0%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.)

--------- ---------------------------------------------------------------------

CUSIP No. 762582-20-3                                     Page 3 of 19 Pages
--------- ---------------------------------------------------------------------

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Antonio Echeverria

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP#         (a) [ x ]
                                                                    (b) [   ]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY



--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO - Corporate Reorganization

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                            [   ]



--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Costa Rica

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
                           7    SOLE VOTING POWER                  -0-
   NUMBER OF SHARES        ----------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER              2,447,058
         EACH              ----------------------------------------------------
   REPORTING PERSON        9    SOLE DISPOSITIVE POWER             -0-
          WITH             ----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER         2,447,058

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,447,058

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                   [   ]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.O%

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN

--------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.)

                                                           Page 4 of 19 Pages
ITEM  1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of common stock, $.001 par value, ("Common Stock") of Rica Foods, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 95 Merrick Way, Suite 507, Coral Gables, Florida 33134.


ITEM 2.   IDENTITY AND BACKGROUND

          (a) This statement is being filed on behalf of (1) Comercial Angui, S.A., ("Angui") a Costa Rican corporation, owned 100% by Antonio Echeverria and (2) Antonio Echeverria ("Echeverria"), a Costa Rican citizen.

          (b) The business address of both Angui and Echeverria is Ternerina Hatillo Centro, de la Unidad Sanitaria, 500 metros al este.

          (c) Echeverria's principal occupation is animal feed and related products enterprises, a Costa Rican corporation ("As de Oros").

          (d)  Neither Angui nor  Echeverria  has, in the last five years,  been
               convicted  in  any  criminal   proceedings   (excluding   traffic
               violations or similar misdemeanors).

          (e) Neither Angui nor Echeverria has, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it or him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Angui is a corporation organized under the laws of the Republic of Costa Rica. Echeverria is a citizen of the Republic of Costa Rica.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No cash purchase price was paid by either Angui nor Echeverria in connection with the contractual relationship described in Item 4 below. The shares reported herein were acquired as a result of a corporate reorganization.


ITEM 4. PURPOSE OF TRANSACTION.

Angui entered into a Stock Purchase Agreement with the Issuer, dated January 22, 1998, to sell 56.38% of the outstanding voting stock of As de Oros in exchange for (i) 2,447,058 (815,686 post-split) shares of Common Stock, having a then current market value price of approximately $2.6 million or $1.0625 per share, and (ii) a promissory note with the stated amount of $2.4 million due on January 22, 2000 (the "Purchase Agreement").

                                                           Page 5 of 19 Pages

Neither Angui nor Echeverria has any present intention of purchasing or selling any shares of Common Stock at any time in open market transactions, privately negotiated transactions, or otherwise. Neither Angui nor Echeverria has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) (i) Angui beneficially owns 2,447,058 (815,686 post-split) shares of Common Stock of the Issuer.

               (ii) Echeverria   beneficially  owns  2,447,058  (815,686
                    post-split) shares of Common Stock of the Issuer.

                    The number of shares of Common Stock believed to be issued and outstanding as of April 30, 1998 for purposes of this
                    Schedule 13D is 22,256,454 shares. Therefore, Angui and Echeverria are jointly deemed to beneficially own 11% of the issued and outstanding shares of Common Stock.

          (b) (i) Angui has shared voting and dispositive power with respect to the 2,447,058 shares of Common Stock, due to its ownership by Echeverria.

              (ii) Echeverria has shared voting and dispositive power over the 2,447,058 shares of Common Stock, due to his ownership of Angui.

          (c) Other than as disclosed above in Item 4, neither Angui nor Echeverria has engaged in any transactions with respect to the Common Stock during the past 60 days.

          (d) No person, other than Echeverria, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Echeverria's Common Stock.

          (e)       Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, there are no contracts, agreements, arrangements, or relationships (legal or otherwise) between Angui or Echeverria and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                                           Page 6 of 19 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Stock Purchase Agreement dated January 22, 1998 by and between Issuer and Angui.



                                   SIGNATURES

After reasonable inquiry and to the best of knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 27, 1999



                                     COMERCIAL ANGUI, S.A.


                                     By:/s/ Antonion Echeverria
                                        ------------------------------------
                                        Antonio Echeverria
                                        President
                                        Comercial Angui, S.A.


                                        /s/ Antonion Echeverria
                                        ------------------------------------
                                        Antonio Echeverria

                                                           Page 7 of 19 Pages



                                   EXHIBIT TO
                                  SCHEDULE 13d

                            Stock Purchase Agreement
                            ------------------------

                                                           Page 8 of 19 Pages

                            STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT ("Agreement") is made and entered into as of January 22, 1998, by and between Costa Rica International, Inc., a corporation organized under the laws of the State of Nevada (the "Buyer"), Comercial Angui, S.A. a corporation, organized under the laws of the Republic of Costa Rica, corporate identification card number 3-101-049922 (the "Seller").

                                   WITNESSETH:

     WHEREAS, the Seller owns approximately ninety-five percent (95%) of the issued and outstanding shares of Corporacion As de Oros, S.A. (the "Company"), and seventy-five percent (75%) of the total issued and outstanding voting stock of the Company is held in a trust ("Trust");

     WHEREAS, the Company has authorized a total of two million (2,000,000) shares of common stock, par value one thousand Colones ([cent sign]1,000) per share, of which one million, five hundred thousand (1,500,000) shares are issued and outstanding, and has authorized a total of one million, seven hundred thousand (1,700,000) shares of preferred stock, par value one thousand Colones ([cent sign]1,000) per share, of which one hundred fifty-eight thousand, three hundred (158,300) shares are issued and outstanding; and

     WHEREAS, the Seller desires to sell, convey, transfer, assign and deliver to the Buyer the issued and outstanding shares of common and preferred stock of the Company, which represent fifty-one percent (51%) of the issued and outstanding voting shares of common stock of the Company, all of which are owned by the Seller (collectively, the "Shares"), upon and subject to the terms, covenants and conditions herein set forth;

     NOW THEREFORE, for and in consideration of the premises and the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE I

     1.1 SALE AND PURCHASE OF SHARES. Subject to the terms of this Agreement, the Seller agrees to sell, assign, transfer and convey the Shares to the Buyer, free and clear of any liens, security interests, encumbrances and restrictions of any kind whatsoever, and the Buyer agrees to purchase the Shares from the Seller. The sale, assignment, transfer and conveyance of the Shares by the Seller to the Buyer shall be effected on or before April 30, 1998 by the Seller's delivery to the Buyer of the certificates therefore duly endorsed for transfer or accompanied by stock powers duly executed in blank, as necessary to effectively vest in the Buyer all of the right, title and interest of the Seller in and to the Shares and by the execution of a firm entry in the Shareholders Registry Book of the Company.

                                                           Page 9 of 19 Pages

     1.2 PURCHASE PRICE AND PAYMENT. In consideration of the sale, assignment, transfer, conveyance and delivery of the Shares by the Seller to the Buyer, and in reliance upon the representations, warranties and covenants made herein by the Seller, as consideration in the aggregate of five million dollars (US$5,000,000.00) (the "Purchase Price"), the Buyer shall deliver to the Seller at the Closing (as such term is defined herein): (i) an amount equal to two million four hundred thousand dollars (US$2,400,000.00) payable in an interest-free promissory note to mature on January 22, 2000 executed by the Buyer in favor of the Seller in the aggregate principal amount of
US$2,400,000.00 (the "Note"); and (ii) 2,477,058 shares of Costa Rica International, Inc. at a price of US$1.0625 per share, once the United States Securities and Exchange Commission ("SEC") approves the issuance of such shares, or as the parties may agree n writing.

                                   ARTICLE II

     2.1 The transfer and delivery to be made pursuant to this Agreement (the "Closing") shall take place in Nassau, Bahamas on April 30, 1998, or such other time and date as may be mutually agreed upon by the Seller and the Buyer (the "Closing Date").

     2.2 OBLIGATIONS OF THE SELLER AT THE CLOSING. At the Closing, the Seller shall: (i) deliver to the Buyer certificates representing the Shares, duly endorsed for transfer in blank, or accompanied by stock powers duly executed in blank, and (ii) a shareholders' corporate book entry reflecting the transfer of the Shares to the Buyer.

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE SELLER
                  --------------------------------------------

     The Seller hereby makes the following representations and warranties to the Buyer, each of which shall be deemed material (and the Buyer, in executing, delivering and consummating this Agreement, has relied and will rely upon the correctness and completeness of each such representations and warranties notwithstanding any independent investigation by the Buyer and/or the Buyer's officers, directors, employees, representatives, agents and/or advisors):

     3.1 ORGANIZATION AND EXIXTENCE; AUTHORIZATION; ENFORCEABILITY.

         (a) ORGANIZATION  OF THE  COMPANY,  GOOD  STANDING.  The  Company  is a
             corporation duly incorporated, validly existing and in good standing under the laws of the Republic of Costa Rica with full corporate power and authority to own, lease and operate its properties and assets. The Seller has delivered to the Buyer true, correct and complete copies of the Articles of Incorporation and By-laws of the Company.

         (b) AUTHORIZATION. The Company has full corporate power, authority and capacity to enter into this Agreement and the agreements, documents and instruments contemplated hereby

                                                           Page 10 of 19 Pages

             and perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and all other agreements and transactions contemplated hereby have been duly authorized by the Board of Directors and the shareholders of the Company if necessary, and no other corporate proceedings on its part are necessary to authorize this Agreement and the transactions contemplated hereby.

         (c) NO CONFLICTS. The execution, delivery and performance of this Agreement by the Seller we not contravene, conflict with, or result in a violation or breach of any provision of or give any person or entity the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any contract to which the Seller or the Company is a party or by which the assets of the Company are bound, including that certain trust agreement executed between the Company and its creditors. 3.2 Litigation. To the best of the Seller's knowledge, there is no litigation or other actions, suits, proceedings or investigations pending, at law or in equity, or before any governmental department, commission board, agency or instrumentality, or, to the best of the Seller's knowledge, threatened, in connection with respect to the transactions contemplated hereby. To the best of the Seller's knowledge, no event has occurred or circumstance exists that may give rise or serve as the basis for commencement of any such action, suit, investigation or other proceeding.

     3.3 FINANCIAL STATEMENTS. The Seller has presented or will present to the Buyer within forty (40) days of the date first written above the balance sheets of the Company at December 31, 1997 the related unaudited income statements, unaudited statements of stockholder's equity and statements of changes in financial position for the fiscal years ended 1997, in each case including the notes thereto, if any (collectively, the "Financial Statements"). The Company's balance sheets (including the notes thereto) fairly present the financial position of the Company as of the respective dates thereof, and the other financial statements referred to herein (including the notes thereto) fairly present the results of operations and the financial position of the Company for the respective fiscal periods or as of the respective dated therein set forth. Each of such statements (including the notes thereto) has been prepared in accordance with United States generally accepted accounting principles, consistently applied, and do not and will not fail to disclose any material, extraordinary or out-of-period items. The books and records of the Company have been and are being maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions, and the Financial Statement been prepared in accordance with such books and records.

     3.4 ABSENCE OF CERTAIN CHANGES OR EVENTS. There has not been any adverse change in the business, operations, properties, assets or financial condition of the Company from that described in the Financial Statements an of April 30, 1998. No fact or condition of any character exists or will exist on the Closing Date that the Seller believes will cause such an adverse change in the future as a result of occurrences, acts or omissions prior to the Closing Date.

                                                           Page 11 of 19 Pages

     3.5 TAX MATTERS. The Company has duly filed all information returns, tax returns and reports required by any jurisdiction to be filed by it on or prior to the date hereof (including without limitation estimated tax returns and returns with respect to employee or employment-related taxes). Such returns are accurate and complete in all respects. The Company has duly paid all tax assessments, fees, penalties, interest and other governmental charges that have been incurred or are due or claimed to be due from it by any municipal, state, local, foreign or other taxing authorities on or prior to the date of this Agreement (including without limitation those due in respect to its properties, income, business, capital stock, distribution on dividends, deposits, licenses, sales, payroll, unemployment insurance, retirement, social security and occupational disability, as applicable). To the extent that any taxes may be due from the Company for any period prior to the Closing, such taxes will have been paid prior to the Closing Date. There are no tax liens of any kind or nature upon the properties or assets of the Company, and there are no disputes pending or claims asserted for taxes upon the Company or with respect to any of the assets of the Company. No income, excise, sales and/or municipal, state, local, foreign or other tax returns are currently being audited by the appropriate taxing authorities, and all prior audits have been concluded and resolved.

     3.6 PROPERTY-TITLE AND LEASES. The Company has good, valid and marketable title, free and clear of any and all Liens, claims, encumbrances, charges, defaults, equities, easements, rights of way, building or use restrictions, exceptions, variances or other limitations of whatever kind or character to all of the real property and all other property owned by it, except property and assets disposed of in the ordinary course of business in accordance with the terms of this Agreement and for no less than fair market value. All buildings, fixtures, equipment and other property and assets held under leases or subleases by the Company with third parties are held under valid instruments enforceable in accordance with their terms, except as enforceability may be limited by applicable bankruptcy Laws. The Company is the lessee or sublessee in possession under each lease or sublease to which it is a lessee or sublessee. All rentals due by the Company under each such lease or sublease have been paid, and there is no default or any event or condition which, with the giving of notice, lapse of time or occurrence or any further event or condition, would become a default under any such lease or sublease, and the Company is entitled to possession and quiet enjoyment of all such leased properties in accordance with the terms of such instruments. All operating facilities, buildings, furniture, equipment and other tangible property owned or used by the Company are in good operating condition and repair. Such tangible properties and all fixtures and improvements to real property owned or leased by the Company, and the use thereof, conform in all respects with all applicable building, zoning, environmental and other requirements, and do not materially encroach in any respect on property of others. All necessary occupancy and other certificates and permits for the occupancy and lawful use thereof and of the equipment and furnishings therein have been issued and are in full force and effect and no current use of any assets of the Company is dependent on a nonconforming use or other permit which materially limit the Company's use thereof.

     3.7 RECEIVABLES. The Company shall not have accounts payable in excess of an amount to be determined subsequent to the Buyer's due diligence and satisfactory to the Buyer. All accounts and notes receivables reflected in, or arising since the date of the most recent balance sheet, are included in the financial Statements, all of which are owned by the Company

                                                           Page 12 of 19 Pages

free and clear of all Liens and have either been collected or are collectible and will be collected in the ordinary course of business, except for bad debt duly noted and approved by the Company.

     3.8 INSURANCE. The Company maintains insurance policies and bonds in force in such amounts and against such liabilities and hazards as are customarily maintained by companies engaged in a business similar to its Business. The Company is not liable for any material retroactive premium adjustments. All premiums due on such policies have been paid and all such policies are enforceable and in full force and effect, and the Company has not received any notice of premium increases or cancellations.

     3.9 INTANGIBLE PERSONAL PROPERTY. The Company validly holds and possesses all patents, trademarks, service marks, copyrights, trade or corporate names and licenses (collectively, "Intangible Rights") which are required and necessary for the Company to conduct its business as presently conducted. The Company is the sole and exclusive owner of and has the unrestricted right to use, each of the Intangible Rights. No claims or demands have been asserted against the Company with respect to any of the Intangible rights and no proceedings have been instituted, are pending or have been threatened which challenge the rights of any of the Companies with respect thereto.

     3.10 COMPLIANCE WITH LAWS. The Company has conducted and is conducting its business in compliance with all applicable legal requirements. Additionally, the Company has not been and is not in violation of any permit, authorization, concession, agreement, contract, corporate document or other legally enforceable obligation.

     3.11 NO MISREPRESENTATIONS. None of the information contained in the representations and warranties set forth in this Agreement, or in any of the documents, certificates or instruments delivered or to be delivered to any other party prior to or after the execution hereof as required or permitted by any provision of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading as of the date hereof and as of the Closing.

                                   ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF THE BUYER

     To induce the Seller to enter into this Agreement and to consummate the sale of the shares, the Buyer represents, warrants, covenants and agrees as follows:

     4.1 ORGANIZATION AND EXISTENCE; AUTHORIZATION; ENFORCEABILITY.

         (a) ORGANIZATION OF THE COMPANY; GOOD STANDING. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, with full corporate power and authority to own, lease or operate its properties and assets. The Buyer has the corporate power and authority, has taken all action necessary and has obtained all necessary

                                                           Page 13 of 19 Pages

             permits in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

         (b) AUTHORIZATION, ETC. The Buyer has full corporate power, authority and capacity to enter into this Agreement and to carry out the transactions contemplated hereby. The Board of Directors of the Buyer has duly authorized the execution, delivery and performance of this Agreement, and the other agreements and transactions contemplated hereby, and on or before the closing date, the Company shall have held stockholders' meetings whereby such stockholders approved the consummation of the transaction contemplated herein.

         (c) ENFORCEMENT, ETC. This Agreement is a valid and binding agreement of the Buyer enforceable in accordance withits terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization moratorium and similar laws of general applicability relating to or affecting creditor's rights and to general equity principles. This Agreement and ail of the provisions hereof shall be binding upon and inure to the benefit of the Buyer and any successor of the Buyer by way of reorganization, merger, or consolidation and any assignee of all or substantially all of its business and assets.

         (d) NO CONFLICT. The execution, delivery and performance of this Agreement by the Buyer does not and will not violate or constitute a breach of or default under any legal requirement or order of any governmental entity to which the Buyer is subject or under any agreement or instrument of the Buyer, or to which the Buyer is subject or is a party or by which the Buyer is otherwise bound.

         (e) LITIGATION.  There  is  no  litigation  or  other  actions,  suits,
             proceedings  or   investigations   pending,   or,  to  the  Buyer's
             knowledge, threatened, at law or in equity, or before any governmental entity, against the Buyer that challenge, or may have the effect of interfering with, any of the transactions contemplated hereby.

                                    ARTICLE V
                 CERTAIN AGREEMENTS AND COVENANTS OF THE PARTIES

     Each and every obligation of the Buyer under this Agreement shall be subject to the satisfaction by the Seller, on or before the Closing Date, of each of the following conditions unless waived in writing by the Buyer:

     5.1 ORDINARY COURSE. From the date hereof until April 30, 1998, unless the prior written consent of the Buyer is first obtained, the Seller will use his best efforts to preserve the value of the Company's assets and the business organizations of the Company intact, to preserve the goodwill of customers and others having business relations with the Company, to maintain its

                                                           Page 14 of 19 Pages

properties in good repair, working order and condition, to comply with all laws applicable to it and the conduct of its business, to keep in force all licenses, permits and authorizations held by the Company necessary or desirable for the conduct of the Company's business, to keen in force at not less than their present limits, all policies of insurance, and to make no material change in the customary terms and conditions.

     5.2 NOTICE; REPRESENTATIVE. Seller will promptly give written notice to Buyer upon becoming aware of any event or the impending or threatened occurrence of any event which would cause or constitute a breach of any of its representations and warranties contained or referred to in this Agreement, and will use its best efforts to prevent the same or remedy the same promptly. The Seller shall promptly notify the Buyer of any material change in the normal course of business, operation or properties of the Company, or of any governmental complaints, investigations or hearings (or communications indication that the same may be contemplated), or the institution or threat of litigation, and shall keep the Buyer fully informed of any and all such events.

     5.3 ACTIONS; FURTHER ASSURANCES. Subject to the terms and conditions of this Agreement, the Seller undertakes and agrees to (i) in good faith, take all steps that are within its power to cause to be fulfilled those of the conditions precedent to Buyer's obligations to consummate the transactions contemplated hereby that are dependent upon Seller's actions and (ii) use his best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by this Agreement and not to take any actions which would be inimical to such result. In case at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of any such agreements, Seller or the proper agents of Seller shall take all such necessary action. In addition, the Seller shall at all times cooperate with the Buyer and the Company to assists them in obtaining refunds, due the Company as a result of any tax benefits granted to the Company.

     5.4 NON-SOLICITATION. The Seller shall not take any actions to seek, encourage, solicit or support any inquiry, proposal, expression of interest or offer from any other person or entity in connection with or with respect to an acquisition, combination or similar transaction, involving the Company and/or the Shares or a substantial portion o the assets of the Company, and the Seller will promptly inform the Buyer of the existence of any such inquiry, proposal, expression of interest or offer and shall not, without the prior written consent of the Buyer furnish any information to or participate in any discussions or negotiations with, any other entity, person or group (other than the Buyer and its agents and representatives) regarding same. Neither the Seller nor the Company shall accept any inquiry, proposal, expression of interest or offer, execute any agreement, or enter into or consummate any transaction with respect to any of the foregoing and the Seller shall take all actions necessary to ensure that the company does not take any such action.

                                                           Page 15 of 19 Pages


                                   ARTICLE VI
                   CONDITIONS TO THE OBLIGATIONS OF THE BUYER
                   ------------------------------------------

     Each and every obligation of the Buyer under this Agreement shall be subject to the satisfaction by the Seller, on or before the Closing Date, of each of the following conditions unless waived in writing by the Buyer:

     6.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Seller contained in Article III and elsewhere in this Agreement and all information contained in any exhibit, certificate, schedule or attachment hereto or in any writing delivered by or on behalf of, the Seller or the Company to the Buyer, shall be true and correct when made, and shall be true in all material respect at and as of the Closing Date. The Seller and the Company shall have performed and complied with all agreements, covenants and conditions and shall have made all deliveries required by this Agreement to be performed delivered and complied with by them prior to the closing Date.

     6.2 NO PENDING OR THREATENED LEGAL CLAIM. No (i) litigation of any kind shall be pending or threatened; (ii) preliminary or permanent injunction or other order issued by any court of competent jurisdiction or by any federal or state governmental or regulatory body; or (iii) statute, rule, regulation or executive order promulgated or enacted by any federal or state governmental authority after the date of this Agreement, which has or could have a material adverse effect on the business, properties, prospects or condition, financial or otherwise, of the Company, prohibits the consummation of the transactions contemplated by this Agreement, or affects in any way the Seller's title to the Shares or the Seller's ability to transfer the Shares to the Buyer in accordance with the terms of this Agreement, shall be in effect pending or threatened.

     6.3 NO MATERIAL ADVERSE CHANGE. No material adverse change in the operations, the business, the financial condition or prospects of the Company shall have occurred, no Act shall have arisen which has or reasonably could be expected to have a material adverse effect on the Company, or its properties, assets or the consummation of the transactions contemplated hereby, in each case in the sole discretion of the Buyer.

     6.4 DUE DILIGENCE. The Seller shall have provided the Buyer under the terms and conditions of the letter of intent and confidentiality agreement, both dated September 18, 1997 (the "Agreements") with access to the Company's business, records and any information which the Buyer deemed necessary, in its sole discretion, to conduct a satisfactory due diligence examination, pursuant to which the Buyer may, among other things has, (i) evaluated the Company, its assets and liabilities, (ii) satisfied itself, in its sole and absolute discretion, that the Company's Assets were free of all Liens except as disclosed to the Buyer, (iii) satisfied itself, in its sole and absolute discretion, that the Company does not have any debt, liabilities or other obligations, whether absolute, contingent or otherwise which has not been disclosed in writing by the Seller and (iv) satisfied itself, in its sole and absolute discretion, that the Company's licenses, permits and authorizations required for the Company to operate its business. Such due diligence was completed by the Buyer fifteen (15) days before the execution of this Agreement (the "Due Diligence Period").

                                                           Page 16 of 19 Pages


     6.5 SHARE CERTIFICATES AND OTHER DOCUMENTS. The Seller shall have delivered to the Buyer certificates evidencing the shares duly endorsed for transfer or accompanied by stock powers duty executed in blank. The Buyer shall have received from the Seller, an executed entry in the Shareholders Registry Book and evidence of having complied with, or obtained a waiver from, the terms of the above-mentioned trust agreement, and any and all such other documents and instruments, duly executed where required or appropriate, as it may reasonably request in connection with the transaction contemplated by this Agreement.

     6.6 OPINION OF SELLER'S COUNSEL. The Sellers shall have delivered an opinion of counsel in a form reasonably satisfactory to the Buyer in the form of Exhibit B hereto.

     6.7 CORPORATE ACTION. The Company's Board of Directors shall have approved the transactions contemplated by this Agreement if such approval is necessary under the Company's Articles of Incorporation or By-laws.

                                  ARTICLES VII
                   CONDITIONS TO THE OBLIGATION OF THE SELLER
                   ------------------------------------------

     Each and every obligation of the Seller under this Agreement shall be subject to the satisfaction by the Buyer, on or before April 30, 1998 of the following conditions, unless waived in writing by the Seller: 7.1 Representations and Warranties. The representations and warranties of the Buyer contained in Article IV and elsewhere in this Agreement and all information contained in any exhibit certificate, schedule or attachment hereto or in any writing delivered by or on behalf of the Buyer to the Seller shall be true and correct when made, and shall be true in all material respects at and as of April 30, 1998. The Buyer shall have performed and complied with all agreements, covenants, and conditions and shall have made all deliveries required by this Agreement to be performed, delivered and complied with by them prior to the Closing Date. 7.2 Covenants Performed. All of the covenants, terms and conditions of this Agreement to be complied with and performed by the Buyer on or before the Closing Date shall have been duly complied and performed. 7.3 Purchase Price. The Buyer shall have delivered to the Seller the Purchase Price in accordance with Section 2.1 of this Agreement.

                                  ARTICLE VIII
                                 INDEMNIFICATION
                                 ---------------

     8.1 OBLIGATIONS OF THE BUYER. The Buyer agrees to defend, indemnify and hold harmless the Seller from, against and in respect of any and all demands, claims, actions or causes of actions, losses, liabilities, damages, assessments, deficiencies, taxes, cost and expenses, including without limitation interest, penalties and reasonable attorney's fees and expenses (collectively "Claims"), asserted against, imposed upon or paid, incurred or suffered by the Seller as a result of arising from, in connection with or incident to any material breach or material

                                                           Page 17 of 19 Pages

inaccuracy of any representation, warranty, covenant or agreement of the Buyer in this Agreement or in any document, certificate or other instrument related hereto.

     8.2 OBLIGATIONS OF THE SELLER. The Seller agrees to defend, indemnify and hold harmless the Buyer from, against and in respect of any and all claims asserted against, imposed upon or paid, incurred or suffered by the Buyer as a result of, arising from, in connection with or incident to (i) any breach or inaccuracy of any representation, warranty, covenant or agreement of the Seller in this Agreement, or in any document, certificate or other instrument related hereto, (ii) the inability, failure or refusal of Seller to act in good faith in respect of this Agreement, or the transactions, agreements, documents and instruments delivered herewith or contemplated hereby, at any time from the date of this Agreement until the later in time of (a) the Closing Date or (b) The end of the Due Diligence Period and (iii) any which as of the Closing have not been undisclosed to the Buyer in writing.

     8.3 INDEMNIFICATION PROCEDURE. A party or parties hereto agreeing to be responsible for or to indemnify against any matter pursuant to this Agreement is referred to herein as the "Indemnifying Party" and the other party or parties claiming indemnification hereunder is referred to as the "Indemnified Party". An Indemnified Party under this Agreement shall give prompt written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity under this Agreement. As to any Claim by a third party, the Indemnified Party, to participate in the defense, compromise or settlement of any such matter through the Indemnified Party's own attorneys and at the indemnifying Party's own expense; each of the indemnifying and the Indemnified Party shall provide such cooperation and such reasonable access to its books, records and properties as the other party shall reasonable request with respect to any such matter; and the parties hereto agree to cooperate with each other in order to ensure the proper and adequate defense thereof. The Buyer may setoff against the amount of any other payments due to Seller hereunder or otherwise, including, without limitation the Note, any al all amounts, due to the Buyer pursuant to any and all Claims that the Buyer may have against the Seller hereunder including without limitation with respect to the indemnification of the Buyer hereunder by the Seller.

     An Indemnifying Party shall not make any settlement of any Claims without the written consent of the Indemnified Party which consent shall not be unreasonably withheld. Without limiting the generality of the foregoing, it shall not be deemed unreasonable to withhold consent to a settlement involving injunctive or other equitable relief against the Indemnified Party or its assets, employees or business.

     In a case where responsibility for a matter giving rise to a Claim for indemnification is shares by the parties, any of the parties may elect to relieve the other of its obligations of indemnification with respect to such matter and, subject to the provisions of this section, such electing party may thereupon assume full control of the resolution of such matter. If such election is not made, control shall also be shared.

                                                           Page 18 of 19 Pages



                                   ARTICLE IX
                       SURVIVAL OF TERMS, REPRESENTATIONS
                       ----------------------------------

     9.1 SURVIVAL. The representations and warranties contained herein shall be true at and as of April 30, 1998, as though such representations and warranties were made at and as of the Closing Date. All of these representations and warranties shall survive the consummation of all of the transactions contemplated by this Agreement.

                                    ARTICLE X
                            MISCELLANEOUS PROVISIONS
                            ------------------------

     10.1 BINDING AGREEMENT. This Agreement may not be transferred, assigned, pledged or hypothecated all or in part by any party hereto without the prior written consent of all the other parties hereto. This Agreement is binding upon and shall inure to the benefit of the parties hereto and their respective herein, executors, administrators, representatives and successors No other person shall acquire or have any right under or by virtue of this Agreement.

     10.2 GOVERNING LAW. This Agreement, the rights and obligations of the parties, and any other claims or disputes relating in anyway thereto will be governed by and construed in accordance with the laws of the State of Florida, without regard to its choice of law principles.

     10.3 COUNTERPARTS, HEADINGS, ETC. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall be deemed an original, but all of which shall constitute one and the same instrument. The headings herein are for convenience of reference only and shall not be deemed a part of this Agreement.

     10.4 NOTICES. Any notice or other communication required or permitted to be given hereunder shall be deemed validly given, made or served if in writing and if delivered in person or sent by facsimile transmission or registered or certified mail to the intended recipient at the following address or to such other address or number as shall be furnished in writing by any such party to the other:

                  If to the Seller:  Antonio Echeverria
                                     Ternerina
                                     Hatillo, Centro, de la
                                     Unidad Sanitaria 500
                                     metros al este

                  If to the Buyer:   Calixto Chaves
                                     95 Merrick Way,
                                     Suite 507,
                                     Coral Gables, Florida, 33134

                                                           Page 19 of 19 Pages


     10.5 AMENDMENT; SEVERABILITY. This Agreement may be amended only by an agreement in writing signed by the parties hereto. In case any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not be affected or impaired thereby.

     10.6 ARBITRATION. Any dispute arising in connection with this Agreement shall be exclusively settled by binding arbitration in the Spanish language in Miami, Florida, in accordance with the Rules of Arbitration and Conciliation of the International Chamber of Commerce. Notwithstanding any provision in these rules, the arbitration panel at any such arbitration proceeding shall consist of three arbitrators. One arbitrator will be designated by the Buyer, another arbitrator will be designated by the Seller and the third arbitrator will be a person mutually agreed upon by the Buyer and the Seller. The arbitration panel shall render its decision in writing, and such written decision and conclusions with respect to the disputes so settled shall be final and binding on the parties to the arbitration proceeding and confirmation and enforcement of the awards so on the parties to the arbitration proceeding and confirmation and enforcement of the awards so rendered may be obtained and entered in any court having jurisdiction thereof. Each of the Buyer and the Seller hereby irrevocably submits to the jurisdiction of any such court for purposes of enforcement of the arbitration panel's decision.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                         Seller:



                                         By:/s/ Antonion Echeverria
                                            ------------------------------------
                                            Antonio Echeverria
                                            President
                                            Comercial Angui, S.A.



                                         By:/s/ Calixto Chaves
                                            ------------------------------------
                                            Calixto Chaves
                                            President
                                            Costa Rica International, Inc.